EXHIBIT 99.3

Deal Structure Document

In general, Levine Family, LLC, a corporation incorporated under the law of North Carolina ("LF"), which is controlled by Dr. Martin Lee ("Lee"), Savyon Diagnostics Ltd. ("SV") and Healthcare Technologies Ltd., an Israeli publicly traded company (company registration number 52-003621-1) ("HC") agree that LF and HC will establish a new company ("Newco") which will be held in equal parts by HC and LF. LFwill loan to Newco US$ 1.2M (the "LF Loan"). Newco will purchase from SV certain assets of SV in consideration for US$ 1.9M to be paid as follows: US$ 1.2M in cash (using the proceeds of LF Loan), US$ 770K of which will be paid on the Execution Date (as defined below); additional US$ 430K of which, will be paid 90 days thereafter; and an additional US$ 700K in 35 monthly installment of US$ 20K each (with respect to which Newco will issue to SV 35 notes).

The parties agree to implement the contemplated transaction as follows:

I. Founders Agreement
Parties:	HC, LF, and Newco (under incorporation).
FORMATION
Establishment of Newco:	HC and LF will incorporate Newco as an Israeli limited liability company.
Field:	Newco will operate in the field of clinical laboratory diagnostics, unless determined otherwise by unanimous decision of the Board of Directors.
Issued Share Capital:

The initial issued share capital of Newco will be 82,080 ordinary shares of NIS 0.01 par value each, of which 50,000 will be subscribed by HC and 32,080 by LF. Newco will issue additional 17,920 shares to LF in consideration for their par value upon transfer to Newco, by LF, of the Second Loan Installment of the LF Loan (US$ 430K) (collectively the "LF Shares").

Articles of Association:

The initial Articles of Association of Newco shall be standard Articles of Association, in the form attached to the Incorporation Documents (as defined below). The Parties, in their capacity as shareholders of Newco, will replace such standard articles with Articles of Association that reflect the terms and provisions set forth in Exhibit A.

Incorporation Documents of Newco:	The documents required for the incorporation of Newco in accordance with the terms herein are attached as Schedule 1 hereto (the "Incorporation Documents").
Newco's Name:

The proposed name of Newco shall be "Savyon Diagnostic Products (2003) Ltd." or any other similar name approved by the Israeli Registrar of Companies.

Newco shall file with the Israeli Registrar of Companies the consent of Savyon, in the form of Schedule 2 hereto to incorporate Newco under a name, which includes the word "Savyon" (the "Savyon Consent for Newco's Name") which will be provided to Newco at the Execution Date under the terms of the Asset Purchase Agreement and this Agreement.

FINANCING AND DISTRIBUTION
Initial Financing:

LF will loan to Newco an aggregate amount of US$ 1.2M (the "LF Loan"), to be transferred in two installments as set forth below, and pursuant to a Loan Agreement that will contain the terms and provisions set forth in the agreement attached hereto as Exhibit B ("LF Loan Agreement").

Future Financing:

Promptly following its incorporation, Newco shall obtain a credit line in the amount of US$ 500K from Bank Leumi Le-Israel, Ltd. (the "Bank").

In order to allow the Bank to provide the Company with the aforesaid credit line, the parties undertake to provide to the Bank, upon demand, with the following guarantees:

  a floating charge on all Newco assets in a form and substance acceptable to the Bank;
  an unlimited guarantee, to be executed by HC, at the Execution Date, in a form and substance acceptable to the Bank; and
  a guarantee, executed by Lee, in an amount of up to US $250,000, inclusive, in a form and substance acceptable to the Bank.

In addition, in the event that Newco shall require an increase of its credit line by up to US $200,000, HC hereby undertakes, that, if requested to do so by the Bank, it shall give the Bank an additional guarantee, in a form acceptable to the Bank, for an additional amount of up to US $200,000, in respect of which HC has already made a deposit of US$ 200,000, as collateral, with the Bank.

HC hereby undertakes towards Lee, that in the event that, for any reason whatsoever, Lee shall be required to make payments to the Bank by virtue of the guarantee Lee provided to the bank in accordance with sub section (iii) above, then HC shall indemnify Lee for any such sum, up to and including the amount of US $250,000. This undertaking shall expire, and be of no further force and effect, upon the date which is twelve (12) months following the Execution Date.

No party is obligated to further finance the Company, except as provided for herein above.

In the event that the parties cannot, or will not, equally contribute to Newco (either by investment of giving a guarantee for a credit line, i.e., in excess of an aggregate credit line of US $700,000) no party will be obligated to further finance Newco, and Newco may seek investments from third parties (which may include HC and LF).

In the event that one party invests funds in, or provides guarantees to Newco, in excess of the funds or guarantees that are invested or provided by the other party (except as contemplated hereinabove), the parties will determine the valuation of Newco for the purpose of such financing and the shareholdings of the party which invested less than the other party will be diluted accordingly. If the parties fail to agree on the valuation of the Newco for the purpose of the financing it will be determined by an agreed upon evaluator. Notwithstanding the above, if such investment of one party is made together with an investment of a third party in Newco, then such party's investment shall be made in accordance with the same terms, conditions and provisions of the third party's investment in Newco.

Budget and Plan:

Unless determined otherwise by the Board of Directors, 90 days prior to the beginning of each calendar year, the CEO of Newco will present, for the approval of the Board of Directors, a proposed annual budget, and short term and long term, operating plan for Newco (the "Plan").

Unless determined otherwise, by the Board of Directors, the Plan will be prepared in accordance with the Mindo/lots planning system, as defined in Schedule 3 attached hereto.

An agreed upon Plan for the calendar year of 2003, will be prepared within 45 days of the Execution Date, and will be attached to the final Transaction Agreements (as defined below).

Use of Proceeds:

Newco will use the LF Loan for the purchase of the Purchased Assets (as defined below) from SV in accordance with the Asset Purchase Agreement that will contain the terms set out below as Exhibit C.

Newco will use the funds that it will obtain from the credit line facility from the Bank in accordance with the applicable Plan.

Distribution to Shareholders:

Unless determined otherwise by the shareholders, not less than one quarter (1/4) of the profits of Newco available for distribution, shall be distributed to the shareholders on an annual basis, commencing at the end of the calendar year during which Newco first has distributable profits.

Unless explicitly specified in the Transaction Agreements, any distribution (including without limitation dividends, payment for services, repayment of loans, etc.) to the shareholders shall require the prior written consent of both parties.

The members of the Board of Directors of Newco will not be entitled to receive any compensation from Newco, unless otherwise agreed by all the shareholders, however it is agreed that Lee may request that Newco will assume payments to the board members appointed by him. In this case HC may receive management fees in same amount to cover its expenses toward the board members appointed by HC.

Bank Account:	Promptly following its incorporation Newco will establish a bank account with the Bank.
MANAGEMENT
Board of Directors:	In accordance with the provisions of the Articles of Association of the Company, as amended.
CEO and President; Termination of CEO and President and the Triggering of a Buy Sell Mechanism:

Lee will serve as Chief Executive Officer and President of Newco, and will provide Newco with management services customary for a CEO and President of a company, and will have authority and powers pursuant to the terms of a Management Services Agreement, which will contain the terms and provisions set out below in Exhibit D and in the Articles of Association of Newco.

At any time, HC may demand that Newco terminate Lee's position as the CEO and President of Newco for Cause (as defined below), as long as satisfactory evidences for the existence of Cause have been provided to Newco, in which event Newco will terminate Lee.

"Cause" shall mean: (i) Lee's conviction of a felony, (ii) Lee's serious misconduct related to Newco, (iii) Lee's continued violations of his service duties for a period of at least 30 days after Lee received a written demand for performance from either Newco or the directors appointed to the Board of Directors of Newco by HC, which notice specifically sets forth the factual basis for Newco or such directors' belief that Lee has substantially breached his duties, (iv) Lee becomes physically or medically unable to adequately perform the services in accordance with the Management Service Agreement for any reason whatsoever for a period of at least 2 months, or (v) LF shall cease, for any reason whatsoever, to be a Major Shareholder of Newco. For the purposes hereof, "Major Shareholder" shall mean the holding, whether directly or indirectly, of at least fifty percent (50%) of the issued and outstanding share capital of Newco.

In the event that the members of the Board of Directors appointed by HC wish to terminate Lee's position as the CEO and President of Newco, without Cause, then, unless Lee shall agree to such termination, HC shall give written notice to Lee within 7 days from the aforesaid decision of the members and shall give in such notice an irrevocable, written offer for the purchase, by HC, of all of the shares of LF (and transferees thereof) in Newco ("LF Shares") at a price per share to be denominated in US dollars specify ("HC Offer").

LF shall have 7 days from the date of its receipt of the HC Offer to respond in writing. Such response shall include either (i) an acceptance of the HC Offer, in which event, LF shall sell to HC its shares in Newco pursuant to the terms of such HC Offer, or (ii) a counter offer by LF (the "LF Offer") for the purchase, by LF, of all of the shares of HC (and transferees thereof) in Newco ("HC Shares"). HC shall have 7 days from the date of its receipt of the LF Offer to respond in writing. Such response shall include either (i) an acceptance of the LF Offer, in which event, HC shall sell to LF the HC Shares in Newco pursuant to the terms of such LF Offer, or (ii) a counter offer by HC for the purchase, by HC, of LF Shares.

Thereafter, the Parties shall continue to bid in accordance with the provisions above, mutatis mutandis, until such time as one of the Parties, shall accept the most recent offer of the other Party's, provided, however, that the purchase price quote in each such bid, given by either of the Parties, shall be at least US$ 100,000 higher than the other Party's offer in its previous bid.

In no event shall the HC members of the Board, exercise their right hereunder, to terminate Lee without Cause, prior to 30.6.2004.

For the avoidance of doubt it is hereby clarified that failure by either of the parties to respond, within any of the applicable response periods, to the most recent offer made by the other party, shall be deemed acceptance, by such party, of the most recent offer.

Upon determining which Party will be selling its shares in accordance with the provisions above (the "Selling Party", which term shall be deemed to include a party and its affiliates who hold shares in Newco), the parties shall set a closing date for the transfer of such shares to the Purchasing Party (the "Purchasing Party", which term shall be deemed to include a party and any of its affiliates purchasing shares from the Selling Party) which closing date shall, in any case, be no later than the earlier to occur of 30 days from the receipt by either party of the other party's offer. Notwithstanding the above, the closing shall be subject to postponement to the extent necessary for the receipt of required regulatory approvals, and each party hereby undertakes to make any and all reasonable commercial efforts to obtain any such approvals and consents. On such closing date each party and its affiliates, if applicable, shall take the actions set forth below:

(i) the Selling Party shall execute such instruments as shall be necessary, in the reasonable opinion of counsel to the Purchasing Party, to transfer all of the shares of Newco held by the Selling Party to the Purchasing Party;

(ii) the Selling Party shall execute an instrument addressed to the Purchasing Party, which includes the following representation:

"We hereby represent to you that the shares of Newco being purchased by you are free and clear of all liens, charges, encumbrances, debt, restrictions, rights, claims, options to purchase, proxies, voting trusts and other voting agreements, calls and commitments of any kind except as set forth in Articles of Association of Newco in effect as of the closing date and all third party consents and corporate approvals required by us to lawfully consummate the sale of such shares to you, in accordance with the terms herein, have been obtained."

(iii) the Selling Party shall deliver to the Purchasing Party all third party approvals and consents required for the sale of its and its affiliates shares to the Purchasing Party;

(iv) the Selling Party shall deliver to the Purchasing Party a copy of a resolution of its board of directors, and, if required under applicable law, a resolution of its shareholders, approving the sale of shares to the Purchasing Party;

(v) following the fulfillment by the Selling Party of the above conditions, the Purchasing Party shall transfer the purchase price for the shares being sold by the Selling Party, in USD, cash, to the bank account designated by the Selling Party and the Selling party shall transfer the shares; and.

The Parties shall make best efforts to close the transaction within thirty (30) days from the date upon which the Selling Party and the Purchasing Party were determined.

Signatory Powers:

Until resolved otherwise by the Board of Directors of Newco, the signatory powers in relation to the banking activities and any other transactions in the name of Newco and on its behalf shall be as follows:

(i) any transactions performed in the ordinary course of business, including checks, payments, transfers, withdrawals, other banking activities or other transactions of amounts up to $5,000 (inclusive) shall require the signature of the CEO and the signatures of either of the CFO of Newco, or the Vice-CFO of Newco, or their respective designated alternate, together with the stamp or the printed name of Newco;

(ii) any transactions performed in the ordinary course of business, including checks, payments, transfers, withdrawals, other banking activities or other transactions of amounts in excess of $5,000 shall require the signature (x) of any one of the persons from the Group A List below together with (y) the signature of any one of the persons from the Group B List below, and :and (z) together with the stamp or the printed name of Newco;

Group A List

Martin Lee

Itzhak Shweiger

Shimon Galitzer

Group B List

Daniel Kropf

Israel Amir

Eran Rotem

Notwithstanding the above, for the purpose of (i) transferring funds from one account of Newco to another account of Newco or to an account of any future or current fully-owned subsidiary or parent corporation; or (ii) payment of salaries to Newco's employees or those of any of its subsidiaries, (iii) making of compulsory payments to Income Tax, VAT or National Insurance or (iv) transfers to suppliers of Newco in the ordinary course of business, the signature of CEO and CFO, together with the stamp or the printed name of Newco, shall suffice.

GENERAL:
Manufacturing by Newco:	At the Execution Date, Newco and HC will enter into a Manufacturing Framework Agreement, for the manufacturing by Newco of products for HC, that will include the terms set out below as Exhibit E.
Information Rights:

Each shareholder of Newco holding more than ten percent (10%) of the share capital of Newco shall have the right to receive from Newco: (i) summary unaudited monthly financial statements, (ii) quarterly reviewed financial statements, (iii) annual audited financial statements, and (iv) annual budgets.

Key Man Life Insurance:	Promptly following the closing, Newco will obtain a key-man life insurance for Lee in the amount of $1.5M, naming Newco as beneficiary.
Representation and Warranties:

Each of HC and LF hereby represents and warrants to the other party, as of the date hereof, as follows:

(i) Organizational Status. Such party is a corporation duly organized, and validly existing under the laws of its jurisdiction of incorporation.

(ii) Authorization. Such party has the requisite corporate power and authority to execute and deliver the Transaction Agreements (as defined below) to which it is a party and to perform the transactions performed or to be performed by it. Such execution, delivery and performance by such party has been duly authorized by all necessary corporate action on the part of such party. Each Transaction Agreement executed and delivered by such party has been duly executed and delivered by such party and constitutes a valid and binding obligation of such party, enforceable against such party in accordance with its terms.

(iii) Consents and Approvals. Neither the execution and delivery by such party of the Transaction Agreements to which it is a party, nor the performance of the transactions performed or to be performed by such party, require any filing, consent or approval (other than the approval of the Board of Directors of such party and except as contemplated herein), or constitute a default under (a) any law or court order to which such party is subject, (b) the charter documents or bylaws of such party or (c) any contract, governmental permit or other document to which such party is a party or by which the properties or other assets of such party may be bound.

(iv) Accuracy of Information. No representation or warranty by such party in any Transaction Agreement, and no information contained therein or otherwise delivered by or on behalf of such party to any other party in connection with the transactions contains any untrue statement of a material fact or omits to state any material fact necessary in order to make the statements contained herein or therein not misleading in light of the circumstances under which such statements were made.

In addition, HC hereby represents and warrants to LF, that as of the date hereof, to the best of its knowledge:

(i) SV received no written notice from a primary distributor of its products whereby such distributor informed SV that it wishes to terminate its business relations with SV; and

(ii) with respect to any product shipped by SV during the year 2002 to any such distributor, no such distributor informed SV in writing that it is not satisfied with the products delivered to it in any such shipment.

Non-competition and Non-solicitation:

Effective as of the Execution date, each of LF (and affiliates thereof) and HC (and any subsidiaries thereof, including, without limitation, SV) will be subject to mutual non-disclosure, non-competition and non-solicitation obligations towards Newco, and vice versa, as set forth in Schedule 4 hereto.

With respect to each of HC (excluding SV) and LF (and affiliates thereof), the non-compete and non-solicitation provisions shall be in effect as long as such party is a shareholder in Newco, and for two (2) years thereafter.

Dispute Resolution:

Any dispute that the parties can not resolve, will be resolved in arbitration which shall be situated in Tel Aviv, before a single arbitrator to be agreed between the parties and, in the absence of such Agreement, by the president of the Israeli Bar Association, in Tel Aviv, Israel. Such Arbitrator shall apply Israeli law to the merits of any dispute or claim, without reference to rules of procedure and evidence. Any award or decision rendered shall be made by means of a written opinion explaining the arbitrator's reasons for the award or decision and shall be final and binding upon the parties hereto. Judgment upon the award or decision rendered by the arbitrators may be entered in a court of competent authority in Tel Aviv.

The same mechanism for resolution of disputes shall apply to each of the Transaction Agreements, mutatis mutandis.

Governing law:

All Transaction Agreements shall be governed by the laws of the State of Israel, applicable to agreements made and wholly performed therein, without regard or giving effect to the conflict of laws or choice of laws provisions thereof or of any other jurisdiction.

Legal Fees:	The Parties hereby agree that Newco shall bear any and all legal fees incurred in connection with the preparation and the execution of the Transaction Agreements.
SIGNING AND EXECUTION SCHEDULE FOR ALL TRANSACTION AGREEMENTS:
Execution Date:

The Founders Agreement will be executed together with the execution of the Loan Agreement, the Asset Purchase Agreement, the Management Services Agreement, the Manufacturing Framework Agreement(together "Transaction Agreements"), on a date to be coordinated with SV (the "Execution Date").

The effect of each of the aforesaid Transaction Agreements will be subject to the execution of the Founders Agreement and all other Transaction Agreements.

At the Execution Date the following shall occur:

(i) the respective parties, including Newco (under incorporation) shall execute the Transaction Agreements;

(ii) the respective officers of each of the Parties, shall execute the Incorporation Documents of Newco;

(iii) The proposed initial members of the Board of Directors of Newco (as contemplated by the Incorporation Documents) shall (x) execute a resolution, in the form of Schedule 5 hereto, whereby the Board of Directors of Newco shall ratify and approve the entering of Newco into any of the Transaction Agreements and the transactions contemplated thereby; and (y) shall execute a resolution, in the form of Schedule 6 hereto, whereby the Board of Directors of Newco shall approve the opening of a bank account, obtaining the credit line facility as contemplated herein, the signatory rights of Newco and any other action that is required in order to open the bank account in the Bank, and shall open a bank account with the Bank. The aforesaid documents shall be deposited with counsel to HC and shall be deemed a valid corporate act of Newco, immediately upon incorporation thereof.

(iv) SV will notify its employees of the transaction as contemplated by the Asset Purchase Agreement.

(v) SV will provide the parties with the Savyon Consent for Newco's Name.

(vi) LF will transfer directly to SV, on behalf of Newco (on account of the First cash Payment that Newco should pay to Savyon in consideration for the Purchased Assets), an amount of US$ 770K (which amount constitute the First Loan Installment);

(vii) SV shall transfer to Newco title to Inventory, Accounts Receivable (generated after Dec 31, 2002, if any), and that portion of the Purchased Assets the transfer of which is not subject to approval of the OCS or third parties consents, as contemplated by the APA.

(viii) Lee will execute the Proprietary Information, Confidentiality, and Non-Competition Undertaking as contemplated by the Management Service Agreement.

Post Execution Actions:

Immediately following the incorporation of Newco the following shall occur:

(i) The Parties will file the Incorporation Documents of Newco with the Israeli Registrar of Companies, and incorporate Newco.

(ii) the Parties shall finalize the Articles of Association of Newco in accordance with the terms and provisions of Exhibit A and shall replace the initial Articles of Association of Newco.

(iii) Newco shall establish an account with the Bank.

(iv) Each of the parties, including Newco and Lee, shall give the required guarantees to the Bank as contemplated herein.

(v) Newco will transfer to SV the Notes as contemplated by the Asset Purchase Agreement;

(vi) The Parties shall apply to the OCS for consent for the transactions as contemplated by the Asset Purchase Agreement, and upon receipt of such consents, SV shall transfer to Newco, and Newco shall purchase and assume, the OCS Related Assets and Liabilities (as defined below).

(vii) The Parties, including SV, shall make commercial best efforts for, and shall coordinate in this respect, the obtaining of any and all necessary third party consents for the transfer of the Purchased Assets, as contemplated in the Asset Purchase Agreement.

(viii) The Parties, including SV, shall make best commercial efforts and shall coordinate to obtain consent from any and all third party creditors to the assignment of SV liabilities and obligations to Newco, pursuant to the Asset Purchase Agreement.

(ix) Newco shall obtain key-man life insurance for Lee, in accordance with the terms herein.

(x) The Parties shall finalize the Plan, in accordance with the terms herein.

Comprehensive Transaction Agreements

The parties will make reasonable commercial efforts to execute comprehensive Transaction Agreements for the transactions contemplated herein within 45 days of the Execution Date, which comprehensive Transaction Agreements shall reflect the terms, conditions and provisions of this Deal Flow Document, as applicable. In the event that issues shall arise which are not addressed herein, such issues shall be dealt with by parties shall in a manner consistent with terms and provisions hereof, or according to standard industry practice.

In the event of a dispute between the Parties with respect to the language, form or substance of the comprehensive Transaction Agreements, the Parties shall appoint a mutually agreed upon third party, who will have the power to determine the definitive language for any of the Transaction Agreements.

In the event that the Parties cannot agree on the identity of such third party, such third party shall be appointed by the Chairman of the Israeli Bar Association.

Each Party hereby undertakes to devote one (1) business day each week to the completion of the Transaction Agreements.

Transfer of Second Loan Installment and issuance of shares to Lee

On the date which is 90 days following the Execution Date the following shall occur:

(i) Lee will transfer to Newco the Second Loan Installment;

(ii) Newco will transfer to SV the Second Cash Payment;

(iii) Newco will issue to Lee 17,920 shares.

Binding Effect:

This Founders Agreement shall be binding upon all parties hereto, and shall supersede any other agreement executed between any of the parties hereto with respect to the subject matter hereof (or any part thereof). This binding effect clause shall apply, mutatis mutandis, to all Transaction Agreements.

Healthcare Technologies Ltd. By:____________________________ Name:__________________________ Title:___________________________	Levine Family, LLC By:______________________________ Name:____________________________ Title:___________________________
Savyon Diagnostic Products (2003) Ltd. (under incorporation) By:_______________________________ Name:_____________________________ Title:___________________________

LIST OF SCHEDULES - FOUNDERS AGREEMENT
Schedule 1	Incorporation Documents
Schedule 2	Savyon's Consent for Newco's Name
Schedule 3	Mindo/lots planning system
Schedule 4	Mutual non-disclosure, non-competition and non-solicitation undertakings
Schedule 5	Newco's BOD (and shareholders) resolution approving the deal
Schedule 6	Newco's BOD resolution approving the opening a bank account.

II. Exhibit A - Articles of Association of Newco
General:	The Articles of Association will implement the provisions of the Founders Agreement.
Share Capital:	Upon its incorporation, the share capital of Newco will be NIS 40,000 divided into 4,000,000 ordinary shares of NIS 0.01 par value each.
Voting Rights:	One vote for each share.
Dividends:

The Board of Directors may from time to time declare, and cause Newco to pay, dividends as may appear to the Board of Directors to be justified by the profits of the Company.

Dividends will be distributed to the shareholders on a pro rata basis.

Unless determined otherwise by the shareholders, not less than one quarter (1/4) of the profits of Newco available for distribution, shall be distributed to the shareholders.

Pre-emptive Rights:

Each shareholder holding at least 10% of the share capital of Newco shall have the right to participate in any future sales of securities by Newco, other than (i) shares or options granted or sold to employees, directors and bona fide consultants pursuant to Board of Directors approved share option plans (ii) securities issued in connection with a bona fide business acquisition of or by Newco, whether by merger, consolidation, sale of assets, sale or exchange of stock or otherwise, (iii) shares issued in connection with the consummation of an underwritten initial public offering of securities of Newco, or (iv) securities issued in connection with a collaborative or strategic partnership arrangements or commercial loans or leasing arrangements with persons or entities with which Newco has or is entering into business relationships

Right of First Refusal:

Each shareholder holding at least 10% of the share capital of Newco shall have a right of first refusal on all transfers of shares of Newco, other than transfers between a shareholder to its affiliates.

Co-Sale:

In any event of sale or transfer of shares by a shareholder, other than transfers between a shareholder to its affiliates, each shareholder who holds at least 10% of the share capital of Newco, shall have the right to participate in such sale on a pro-rata basis. Each participating shareholder shall be entitled to sell all or any part of that number of shares of Newco equal to the product obtained by multiplying (i) the aggregate number of shares offered to be sold by the selling shareholder to a third party by (ii) a fraction, (x) the numerator of which is the number of shares owned by such shareholder, and (y) the denominator of which is the total number of shares owned by the shareholders who wish to participate in such sale and the selling shareholder.

Forced Sale of Lee Shares:

In case of Lee's death, his executor will offer to Newco to purchase the shares of Newco that will then be held by LF(and affiliates thereof) at a purchase price per share that will be agreed between Newco and the executor, and in the absence of agreement, as determined by an agreed upon arbitrator. Newco will use the insurance amount (after taxes), or any part thereof, that is received by Newco in accordance with the terms of the key-man life insurance policy, for the purchase of the shares. In case that the purchase price of the shares is in excess of the insurance amount so received (after taxes), any excess amount will be paid by Newco over a period of 5 years and will bear a LIBOR interest.

Alternatively, if Newco cannot, or does not want, to purchase the shares, the shares will be offered to the other shareholders of Newco at that time, pro rata to their shareholdings, on the same terms and conditions, and the shareholders (or any of them) shall purchase of the shares at the agreed value of the shares, provided that Newco, lends the insurance amount to the shareholders that wish to so purchase the shares pursuant to terms agreed upon by Newco and the shareholders.

Board of Directors:

The Board of Directors of Newco will consist of up to 6 members. Each of HC and LF shall have the right to appoint 3 members. Matters will be resolved by a majority vote.

Subject to the following provisions, each member present at the meeting shall have one vote. In the event a party appoints less than 3 members to the Board of Directors, then, the member/s that were appointed by such party will have together 3 votes, provided that such party will specify in writing the following, as applicable:

(a) in the event that such party appointed only 2 members to the Board of Directors, which member out of the two members so appointed will have two (2) votes; or

(b) in the event that such party appointed only 1 member to the Board of Directors, that such member will have three (3) votes.

Upon the appointment and/or removal of any member by a party, and provided that following such removal and/or appointment the number of members of the Board of Directors that such party appointed is less than 3, such party shall give Newco notice in accordance with the foregoing provisions specifying the number of votes that each of the members that such party appointed has.

The Chairman of the Board of Directors shall not have a casting vote.

At least 7 business days prior notice shall be given to the members before any meeting. At least 1 member from each group shall constitute a quorum. If quorum is not present within 30 minutes, an adjourned meeting will be held 48 hours thereafter, for which any presence shall constitute a quorum.

In case of dead-lock, the members of the Board of Directors will appoint an agreed upon professional as a seventh member of the Board of Directors who will serve as a member to allow the Board of Directors to resolve the subject matter of the dead-lock.

As long as Lee serves as the CEO of Newco, Mr. Daniel Kropf ("Kropf") will serve as the Chairman of the Board of Directors. Once Lee has ceased to serve as CEO of Newco, but provided that LF is still a shareholder thereof, Kropf and Lee will each serve as Co-chairman of the Board of Directors.

Appointment of New CEO:

In the event that Lee ceases to perform the functions of CEO, a new CEO will be appointed by the shareholders in the following manner:

LF will suggest 3 candidates from which HC may choose one candidate to serve as the new CEO of Newco. If HC is of the opinion that none of candidates that Lee suggested can properly serve as a CEO of Newco, then HC will offer 3 candidates from which Lee can choose one to serve as the new CEO of Newco. If LF is of the opinion that none of the candidates offered by HC can properly serves as a CEO of Newco, then the issue will be resolved by an industry expert appointed by the parties.

The gross salary of the new CEO will be equal to the original compensation that was paid to Lee less any compensation that is paid to Lee while Newco employs the new CEO.

Each of LF and HC can cause Newco to terminate the services of the new CEO. Upon written request of either Lee or HC, Newco will terminate the service/employment of the then serving CEO.

Powers of the CEO

In addition to the standard powers of the a general manager provided under the law, as part of his role in the Company, as long as Lee serves as CEO, the CEO shall have the powers and authority listed below, provided, however, (i) that said powers and authority are exercised pursuant to, and in compliance with, the terms and provisions of the Plan as approved by the Board of Directors from time to time and (ii) that Lee shall exercise such powers only after consultation with Kropf, for as long as Kropf shall serve as a member of the Board of Newco, or with one of the members of the Board appointed by HC, in the event that Kropf, for any reason whatsoever, should cease to serve as a member of the Board:

  The CEO shall have discretion with respect to allocations made, or any expenses incurred, by Newco as part of its research and development activity;
  The CEO shall have discretion with respect to undertaking of any contemplated development of new products by Newco; and
  The CEO shall have discretion with respect to hiring and firing of key personnel in Newco.

For the further avoidance of doubt it is hereby clarified that the CEO shall have the abovementioned powers, only so long as Lee shall serve as CEO.

III. Exhibit B - Loan Agreement
Borrower:	Newco
Lender:	LF
Principal Amount:

Us$ 1.2M in cash, US$ 770K of which shall be transferred at the Execution Date to SV, on behalf of Newco (on account of the First Cash Payment pursuant to the Asset Purchase Agreement) ("First Loan Installment"), and US$ 430K of which will be transferred to Newco ninety (90) days following the Execution Date ("Second Loan Installment").

Annual Interest:	As determined by the shareholders of Newco.
Repayment:	As determined by shareholders of Newco.
Events of Default:

Any of the following shall be an event of default: (i) Newco applies for or consents to the appointment of a receiver, trustee, liquidator or custodian of itself or of all or a substantial part of its property; (ii) Newco applies for its voluntary liquidation; or (iii) liquidation, dissolution or winding up of Newco.

Upon the occurrence of an event of default, all outstanding principal amount and interest thereon, shall be automatically converted into a capital note ("Shtar Hon"), and be deemed part of the capital of Newco (i.e. all principal amount shall be converted into capital of the company which is not repayable to the Lender.)

Execution and Transfer of the First Loan Installment and the Second Loan Installment:	As contemplated by the Founders Agreement.

Levine Family, LLC By:______________________________ Name:____________________________ Title:___________________________	Savyon Diagnostic Products (2003) Ltd. (under incorporation) By:______________________________ Name:____________________________ Title:___________________________

IV. Exhibit C - Asset Purchase Agreement
Purchaser:	Newco
Seller:	SV
Purchased Assets and Excluded Assets:

Newco will purchase from SV and SV shall sell and transfer to Newco, all right, title and interest in and to the Purchased Assets (as defined below) of SV, free and clear of third party rights but excluding the Excluded Assets (as defined below) which Excluded Assets shall remain the sole property of SV;

Schedule 1 hereto is a detailed list of the assets of SV, including the Excluded Assets.

"Excluded Assets" shall mean - any and all intellectual property rights, or other rights, assets, inventory, and equipment owned by SV, which rights, assets inventory, and equipment relate to either Gamida Gen, the field of genetics, or the Gamida Gen product line, including without limitation, the items listed in Schedule 3.

"Purchased Assets" shall include the following items, a complete detailing of which appears in Schedule 1 (but excluding the Excluded Assets):

(i) Rights in intellectual property that SV developed or owns;

(ii) Rights to use third party technology that is licensed to SV;

(iii) Inventory, to include products, machinery, and raw materials (together ("Inventory");

(iv) Right to receive payments for services and/or products with respect to which Bill of Lading is sent after December 31, 2002, notwithstanding the fact that the services were performed and the products were manufactures by SV; and

(v) Right to use the name word "Savyon" as part of Newco's name as contemplated by the Savyon's Consent for Newco's Name);

As contemplated in the Founders Agreement, the Parties, shall make commercial best efforts for, and shall coordinate in this respect, the obtaining of any and all necessary third party consents for the transfer of the Purchased Assets (the transfer of which is subject to such third parties' consent). The Parties shall execute any document reasonably required to obtain such consents. When any such consent is received, transfer of rights, as contemplated in the Asset Purchase Agreement will occur. Until the receipt of such consents, SV shall take all action which Newco may deem proper in order to provide to Newco the benefits of any right, where any required consent of a third party to the assignment thereof to Newco pursuant to this Agreement shall not have been obtained (e.g. through execution of sub-licenses or sub-contracting agreements between Newco and SV, the terms of which will implement to the extent possible, the provisions of the Deal Flow Document, mutatis mutandis).

Consideration:

In consideration for the purchase of the Purchased Assets Newco will assume the Assumed Liabilities (as contemplated below) and shall pay Savyon one million nine hundred thousand US dollars (US $1,900,000) as follows:

(i) US$ 770K in cash (using proceeds of Lee Loan that will be transferred directly from Lee to SV) will be transferred to SV on the Execution Date. ("First Cash Payment");

(ii) US$ 430K in cash (using proceeds of Lee Loan) will be transferred to SV within 90 days following the date hereof ("Second Cash Payment"); and

(iii) Additional US$ 700K in 35 monthly installment of US$ 20K each (with respect to which Newco will issued 35 promissory notes to SV, in the form of Schedule 4 hereto), beginning 30 days following the closing (the "Notes"). The Notes will be transferred to SV promptly following the Execution Date;

Assumed Liabilities:

At the Execution Date, Newco shall assume all liabilities of SV has or may have, and which are connected to the Purchased Assets and/or product lines to be transferred to Newco, including, without limitation, liabilities and obligations listed in Schedule 2 hereto.

Notwithstanding anything herein to the contrary, Newco will not assume any portion of debt to third party that accrued prior to December 31, 2002.

Newco and SV shall execute any document reasonably required for the assumption of such liability.

Newco will not assume any of the liabilities of SV towards the BIRD Foundation.

As contemplated by the Founders Agreement, the Parties, shall make best commercial efforts and shall coordinate, to obtain consent from any and all third party creditors to the assignment of SV liabilities and obligations to Newco (where such consent is required). The Parties shall execute any document reasonably required to obtain such consents. When such consent is received, assumption of liabilities and obligations, pursuant to the terms of the Asset Purchase Agreement, will occur. Until the receipt of such consents, SV will be liable to such third parties and Newco will indemnify SV for any cost and expenses incurred in connection with the fulfillment by SV of any liability that should have been assumed by Newco.

Execution of OCS Documents

The Parties shall apply to the OCS for consent to the transfer and assignment from SV to Newco, of (i) those Purchased Assets which were developed by way of grants of the OCS, and (ii) those SV liabilities towards the OCS, which SV intends to assign to Newco (the "OCS Related Assets and Liabilities").

Parties shall coordinate in this respect, and shall make commercially best efforts to obtain such consents from the OCS, and execute any document reasonably required to obtain such consents.

When OCS consents are received, transfer of title, and assignment of liability, as the case may be, in the OCS Related Assets and Liabilities, shall occur.

Until receipt of such OCS consents, the above provisions relating to the enjoyment of benefits from rights, and responsibility for liabilities, requiring third party consents, shall apply to all OCS Related Assets and Liabilities, mutatis mutandis.

Representation and Warranties:

SV hereby represents and warrants to Newco that as of the date hereof, and except as disclosed in Schedule 5 hereto:

    SV owns all right title and interest in and to the Purchased Assets, free and clear of any third party rights (except pursuant to agreement and instrument referred to in Schedule 2 and/or that were provided to Lee);

    SV has not granted any license or right to use any of the Purchased Assets (except pursuant to agreement and instrument referred to in Schedule 2 hereto and/or that were provided to Lee).

    SV has not agreed to pay any royalty in respect of any of the Purchased Assets, except as detailed in Schedule 1 hereto;

    All of the rights and interests possessed by SV in the Purchased Assets are fully and completely transferable and assignable to Newco, except that (i) with respect to certain rights that SV has pursuant to agreements between the SV and third parties (e.g., for the use by the SV of third party patents, trademarks or copyrights) the consent of such third parties is or may be required for the assignment of rights of the SV to Newco (or, where applicable, the sublicense of licenses it has) and, (ii) with respect to the OCS Related Assets and Liabilities, consent from the OCS for the transfer thereof is required, as set forth above;

    To the best knowledge of the SV, and with the exception of industry standard percentages of defective merchandise, each item of the Inventory owned by the SV is of merchantable quality, is not obsolete and is usable and saleable in the ordinary course of its business, and none of such items is held on assignment or consignment. The value of the Inventory, on the basis of standard accounting rules and practice is approximately US$ 600,000;

    None of SV's rights in and to the Purchased Assets has been or is the subject of any pending or threatened litigation or claim of infringement;

    SV has received grants from the OCS, the BIRD Foundation . SV has complied and is currently in compliance, in all material respects, with all the terms and provisions under which said grants were granted. The outstanding liabilities of the SV (which will be assumed by the Newco hereunder) are fully and accurately described in Schedule 2;

    Schedule 1 contains a true and accurate schedule of all accounts receivable of the Company originating on or after December 31, 2002 ("Accounts Receivable"), if any. During December 2002, SV conducted its business in the ordinary course of business. Each Accounts Receivable represents a transaction made in the ordinary course of business for a bona fide sale of goods or for services performed, and SV has performed all of its obligations to produce the goods or perform the services to which such Account Receivable relates;

    SV received no notice from a primary distributor of its product whereby such distributor informed SV that it wishes to terminate its business relations with SV; and

    Schedule 6 contains a complete list of all current and active distributors of SV's products, who (i) are connected in any way, whether directly or indirectly, to HC or to Kropf; and/or (ii) in which either of HC or Kropf have any kind of personal interest whatsoever (the "Specific Distributors").

A complete Schedule 5 will be attached to the final comprehensive Transaction Documents.

Related Party Transactions:

It is hereby mutually agreed by the parties hereto, that in the event that the terms and provisions of the currently existing agreement between Savyon and any Specific Distributor are not those of a customary arm's length transaction, Newco shall have the right, at its sole discretion, to renegotiate the terms of the transaction with such Specific Distributor.

Indemnification by SV and Third Parties Claims:

SV will indemnify Newco for actual damages that Newco sustained or incurred directly as a result of a breach of any of the representations and warranties.

No claim for indemnification shall be brought following the date which is 12 months following the date hereof;

The maximum amount of liability of SV hereunder shall be US$ 1.2M.

The indemnification hereunder shall be the sole and exclusive remedy for any damages that the Newco will sustain or incur, except in the case of a breach of any representation or warranty made with an intent to mislead and/or defraud, in which event the indemnification hereunder shall be cumulative to and shall not derogate from any remedies provided to Newco under any applicable law.

Notwithstanding the above, in the case of a breach of any of the non-compete, non-disclosure and non-solicitation obligations set forth herein, Newco may seek injunctions and any other relief or remedies to which he is entitled under any applicable law.

In the event that Newco desires to seek indemnification with respect to any actions, suits or other administrative or judicial proceedings (each, an "Action") that is instituted by a third party, Newco shall give the SV prompt notice of a third party's institution of such Action. After such notice, SV may, or if so requested by Newco, SV shall, participate in such Action or assume the defense thereof, with counsel reasonably satisfactory to Newco; provided, however, that Newco shall have the right to participate at its own expense in the defense of such Action; and provided, further, that no party shall not consent to the entry of any judgment or enter into any settlement, except with the written consent of both parties, which consent shall not be unreasonably withheld. Any failure to give prompt notice under the provisions herein shall not bar Newco's right to claim indemnification hereunder, except to the extent that the SV shall have been harmed by such failure.

Transfer of Employees:

On the Execution Date, or promptly thereafter, Newco shall offer each of the current employees of Savyon (the "Employees"), the opportunity to continue their employment with Newco, commencing on January 1, 2003, according to a compensation package which is substantially similar to such Employee's current compensation package with Savyon and the option to either (i) transfer to Newco all seniority rights accrued by the Employee towards Savyon up to the Execution Date, such that such Employee shall only be entitled to severance pay in the event of termination of such Employee's engagement with Newco, at which time such Employee shall be entitled to receive severance pay from Newco both for the period during which such Employee was employed by Newco, as well as the period in which he during which he was employed by Savyon; or (ii) receive from Newco, immediately following the Execution Date, all severance pay to which such Employee would be entitled had he terminated his employment with Savyon on the Execution Date, provided, however, that in such a case, said Employee's accrued seniority with Savyon will not be assumed by Newco and, accordingly, upon termination of such Employee's employment with Newco at any time in the future, he shall be entitled to severance pay only for the period in which he was employed by Newco.

For the avoidance of doubt, it is hereby clarified that Savyon will transfer to Newco the manager's insurance policies, continuing education funds and severance compensation policies (the "Social Welfare Benefits"). Newco shall assume liability for the Social Welfare Benefits beginning on 31.12.02.

Any funds which are due to the Social Welfare Benefits for the period prior to 31.12.02 shall be transferred to Newco by Savyon. In the event that, following the Execution Date, the funds in the Social Welfare Benefits packages are in excess of the amounts which should have been paid to such packages as of 31.12.02, as calculated by SV and Lee , Newco shall compensate Savyon for such excess amounts.

Each of the Parties hereto, shall indemnify the other party for any expense and damages incurred as a result of Employee claims, the subject matter of which is under the responsibility of the other party.

Execution and Transfer of Consideration and Title:	As contemplated in the Founders Agreement.

Savyon Diagnostics Ltd. By:____________________________ Name:__________________________ Title:___________________________	Savyon Diagnostic Products (2003) Ltd. (under incorporation) By:______________________________ Name:____________________________ Title:___________________________

LIST OF SCHEDULES - ASSET PURCHASE AGREEMENT
Schedule 1	Purchased Assets including certain of the Excluded Assets
Schedule 2	Assumed Liabilities
Schedule 3	Excluded Assets (equipment and IP)
Schedule 4	Form of Promissory Note
Schedule 5	Disclosure Schedules
Schedule 6	Specific Distributors

V. Exhibit D - Management Services Agreement
Parties:	Lee (or a company under his control) and Newco
Scope of Services:

Lee will provide full time management services to Newco, as normal to CEO and President of a company.

Notwithstanding the above, Lee may continue to give consultation services to Doctors Data, Inc., Medgenics, Inc., and BioGene Technologies, Inc.

Compensation:	As determined by the shareholders from time to time.
Term and Termination:	Agreement will come into effect as of the execution of the Founders Agreement. Each party may terminate the agreement with 30 days prior notice, subject to the provisions of the Founders Agreement.
Non-disclosure, Non-solicitation, Non-competition, and Assignment of Intellectual Property provisions

On the Execution Date, Lee shall undertake standard non-disclosure, non-solicitation, non-competition, and assignment of intellectual property provisions, in the form attached hereto as Schedule 1 hereto.

Savyon Diagnostic Products (2003) Ltd. (under incorporation) By:____________________________ Name:__________________________ Title:___________________________	Dr. Martin Lee

SCHEDULES TO MANAGEMENT SERVICE AGREEMENT
Schedule 1	Non-disclosure, non-solicitation, non-competition, and assignment of intellectual property undertaking

VI. Exhibit E - Manufacturing Framework Agreement
Manufacturer:	Newco
Customer:	HC
Manufactured Products:	Newco will manufacture certain products for HC, which products may be manufactured by utilizing the know-how, equipment and resources at disposal of Newco, (the "Products").
Cost:	The Products will be manufactured pursuant to a "cost" (i.e. variable expenses) plus 20% arrangement, which will include terms and provisions customary in transactions of this type.
Manufacture via HC or Third Parties/ Right of First Offer:

Notwithstanding the above, HC shall have the right to manufacture certain of the Products, either (i) by itself, or by any of its affiliated companies, (to include, without limitation, affiliates of HC, subsidiaries of HC, companies under the control of HC, parent company of HC or (ii) through third parties; provided, however that prior to manufacture through third parties, HC shall grant to Newco a right of first offer to manufacture the abovementioned certain products, as follows:

HC shall notify Newco, in writing, of the terms and provisions of the offer by the third party to manufacture such certain products, including, without limitation, the price quoted by the third party for such manufacturing services and other material terms of the offer. In the event that Newco does not notify HC, within seven (7) days of its willingness to manufacture such certain products pursuant to same terms, or terms more favorable to HC (as determined by HC at it sole and absolute discretion), then, HC shall have the right to engage with any third party for the manufacturing of such certain products, pursuant to terms and conditions which are not less favorable to HC than those offered to Newco.

Amendments	This Agreement may be amended by a written instrument executed by the parties.
Savyon Diagnostic Products (2003) Ltd. (under incorporation) By:____________________________ Name:__________________________ Title:___________________________	Healthcare Technologies Ltd. By:______________________________ Name:____________________________ Title:___________________________